UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8- 68287



15046091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wren Capital LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street Suite 3500
(No. and Street)

San Francisco, CA 94104
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karyn White   650-400-1821
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – if individual, state last, first, middle name)

555 Fifth Avenue, Suite 901, New York, NY 10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Paeng _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wren Capital LLC _____, as of December 31 _____, 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO, MANAGING PARTNER
Title

See attached
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 15, by

Mary Paeng

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. MARCELO
Commission # 2054681
Notary Public - California
San Francisco County
My Comm. Expires Jan 10, 2018

(Seal)

Signature _____

WREN CAPITAL LLC

FINANCIAL STATEMENTS
as of December 31, 2014
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Wren Capital LLC:

We have audited the accompanying financial statements of Wren Capital LLC (a California Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Management of Wren Capital LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wren Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Wren Capital LLC's financial statements. The supplemental information is the responsibility of the management of Wren Capital LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York
February 26, 2015

WREN CAPITAL LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	695,624
Fees Receivable		730,000
Furniture and equipment, net of accumulated depreciation of $ 8,680		2,276
TOTAL ASSETS	$	1,427,900

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Commissions payable	$	406,904
Due to member		10,291
Accrued expense & other current liabilities		16,451
TOTAL LIABILITIES		433,646

Member's Equity:

Member's equity		994,254
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,427,900

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL LLC
Statement of Income
For the year ended December 31, 2014

Revenues:

Fee Income	$ 1,825,500
Total Revenues	1,825,500

Expenses:

Commissions	690,350
Professional fees	25,900
Occupancy costs	14,073
Dues, licenses and fees	10,118
Auto and travel	34,946
Meals and entertainment	3,626
Telephone and data	4,150
Depreciation	2,248
Regulatory Fees and Costs	9,394
Tax and License	10,169
Other operating costs	376
Total Expenses	805,350
Net Income	$ 1,020,150

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2014

Balance - Beginning of Year	$	85,264
Net Income		1,020,150
Member distributions		(111,160)
Balance - End of year	$	994,254

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL LLC
Statement of Changes in Liabilities Subordinated to
Claims of General Crediors
For the year ended December 31, 2014

Balance at December 31, 2013	$	-
Increases		-
Decreases		-
Balance at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

WREN CAPITAL LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash Flows from Operating Activities:

Net Income $ 1,020,150

Adjustments needed to reconcile net income/(loss) with net cash provided by (used) by operating activities:

Depreciation	2,248
(Increase)/Decrease in Fees Receivable	(730,000)
(Increase)/Decrease in other current assets	2,689
Increase/(Decrease) in Commissions Payable	406,904
Increase/(Decrease) in Accrued Expense & other current liabilities	13,796

Cash Provided/(Used) by Operating Activities   715,787

Cash Flows from Financing Activities:

Increase/(Decrease) in due to member	(1,529)
Member contributions	-
Member (distributions)	(111,160)

Cash Provided/(Used) by Financing Activities   (112,689)

Net increase/(decrease) in cash   603,098

Cash balance - Beginning of year   92,526

Cash balance - End of year $ 695,624

-

The accompanying notes are an integral part of these financial statements.

-7-

(1)   Organization and Operation

WREN Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of June 28, 2010, and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

Income Taxes

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*, as ameded by ASU 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's 2011, 2012, and 2013 tax returns are currently open for examination.

WREN CAPITAL LLC
Notes to Financial Statements
December 31, 2014

(2)   **Summary of Significant Accounting Policies (continued)**

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocation of Income and Losses
The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3)   **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $660,978 which was $632,068 in excess of its net capital requirements of $28,910. The Company's ratio of aggregate indebtedness to net capital was 0.6561 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore claims an exemption from Rule 15c3-3.

(4)   **Significant Customers**

One customers accounted for 53.2% of the revenues and two customers accounted for 92.6% of the revenues for the year ended December 31,2014.

(5)   **Related Parties**

As of December 31, 2014 the Company owed its Sole Member $10,291 in accrued expense reimbursable. These funds will be repaid as cash flows permit.

(6)   **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued and noted no items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2014

WREN CAPITAL LLC
Schedule of Computation of Net Capital
as of December 31, 2014

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	994,254
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		994,254
Deductions and/or charges:		
Non-allowable assets:		
Receivables		(331,000)
Other non-allowable assets		(2,276)
Net capital before haircuts on securities positions		660,978
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	660,978

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Due to member	$	10,291
Accrued expense & other current liabilities		16,451
Commissions payable		406,904
Total aggregate indebtedness	$	433,646

The preceding notes are an integral part of this supplemental information.

WREN CAPITAL LLC
Schedule of Computation of Net Capital
as of December 31, 2014

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	660,978
Net capital per audited report	$	660,978

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	28,910
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	28,910
Net capital in excess of required minimum	$	632,068
Excess net capital at 1000%	$	626,286
Ratio: Aggregate indebtedness to net capital		65.61%

The preceding notes are an integral part of this supplemental information.

-11-

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Wren Capital LLC:

We have reviewed management's statements, included in the accompanying Wren Capital LLC Exemption Report, in which (1) Wren Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wren Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Wren Capital LLC stated that Wren Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Wren Capital LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wren Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 26, 2015

Wren Capital, LLC
Exemption Report
For the year ended December 31, 2014

Wren Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)((i)

    a) The Company carries no margin accounts.
    b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Wren Capital, LLC

I, Mary Paeng, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO and Managing Partner

February 26, 2015